January 2, 2020

Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, CA 90212

       Re: Kennedy-Wilson Holdings, Inc.
           Registration Statement on Form S-3
           Filed December 12, 2019
           File No. 333-235472

Dear Mr. Enbody:

        We have limited our review of your registration statement to the issue we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3

Exhibits
Amended and Restated Bylaws of Kennedy-Wilson Holdings, Inc., page II-5

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such
 Justin Enbody
Kennedy-Wilson Holdings, Inc.
January 2, 2020
Page 2
      provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356
with any questions.



                                                             Sincerely,
FirstName LastNameJustin Enbody
                                                             Division of
Corporation Finance
Comapany NameKennedy-Wilson Holdings, Inc.
                                                             Office of Real
Estate & Construction
January 2, 2020 Page 2
cc:       Julian Kleindorfer
FirstName LastName